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RICHARD.PRINS@SKADDEN.COM

May 17, 2017

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

> RE: Form 40-33-Civil Action Discontinuance in Respect of Prospect
> Capital Management L.P. and Prospect Administration L.L.C.
> (File No. 1:16-CV-02990)

Dear Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, enclosed for filing please find a copy of the order of the United States Court of Appeals for the Second Circuit dismissing with prejudice, in accordance with the parties' stipulation, the plaintiff's appeal from the final judgment of the United States District Court dismissing the plaintiff's complaint in the action referred to above.

Please do not hesitate to contact me at (212) 735-2790 if you have any questions regarding this filing.

Sincerely,

/s/ Richard T. Prins

Richard T. Prins

Enclosures

cc: Joseph A. Ferraro, Esq.





MANDATE

UNITED STATES COURT OF APPEALS
FOR THE
SECOND CIRCUIT

At a Stated Term of the United States Court of Appeals for the Second Circuit, held at the Thurgood Marshall United States Courthouse, 40 Foley Square, in the City of New York, on the 15th day of May, two thousand and seventeen

---

Susan Paskowitz,

Plaintiff - Appellant,

v.

Prospect Capital Management L.P., Prospect Administration LLC,

Defendants - Appellees.

ORDER
Docket No. 17-510

The parties in the above-referenced case have filed a stipulation withdrawing this appeal pursuant to FRAP 42.

The stipulation is hereby "So Ordered".

For The Court:
Catherine O'Hagan Wolfe,
Clerk of Court

UNITED STATES SECOND CIRCUIT COURT OF APPEALS

Catherine O'Hagan Wolfe

A True Copy
Catherine O'Hagan Wolfe, Clerk
United States Court of Appeals, Second Circuit

UNITED STATES SECOND CIRCUIT COURT OF APPEALS

Catherine O'Hagan Wolfe

MANDATE ISSUED ON 05/15/2017

UNITED STATES COURT OF APPEALS
FOR THE SECOND CIRCUIT

SUSAN PASKOWITZ,	:	
Plaintiff - Appellant,	:	
	:	Docket No. 17-510
v.	:	
PROSPECT CAPITAL MANAGEMENT L.P., and PROSPECT ADMINISTRATION LLC,	:	FILED ELECTRONICALLY
Defendants - Appellees.	:	

STIPULATION OF DISMISSAL WITH PREJUDICE

It is hereby stipulated and agreed, by and between undersigned counsel, that the named Plaintiff, Susan Paskowitz, in the above-captioned action, by her attorneys pursuant to Rule 42(b) of the Federal Rules of Appellate Procedure, hereby voluntarily dismisses the above-captioned action with prejudice. Each party agrees to pay their respective court costs and fees in connection with this dismissal.

Respectfully submitted,

DATED: May 12, 2017

KIRBY McINERNEY LLP

Peter Linden
Andrew M. McNeela
825 Third Avenue, 16th Floor
New York, NY 10022
Telephone: (212) 371-6600
Facsimile: (212) 751-2540

ROY L. JACOBS & ASSOCIATES
Roy L. Jacobs
420 Lexington Avenue, Suite 2440

New York, NY 10170
Telephone: (212) 867-1156
Facsimile: (212) 504-8343

Counsel for Plaintiff-Appellant Susan Paskowitz

DATED: May 12, 2017

MILBANK, TWEED, HADLEY & McCLOY

[signature]

Sean M. Murphy
Robert C. Hora
28 Liberty Street
New York, NY 10005
(212) 530-5000
smurphy@milbank.com
rhora@milbank.com

Counsel for Defendants-Appellees Prospect Capital Management L.P. and Prospect Administration LLC

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